Exhibit 99.1

EXECUTION VERSION 19 March 2015 SKY PLC SKY UK LIMITED SKY INTERNATIONAL AG SKY ITALIAN HOLDINGS S.P.A. (1) (2) (3) (4) AND CYAN BLUE IPCO LIMITED (5) BRAND LICENCE AGREEMENT LON35322168/3 154408-0041

TABLE OF CONTENTS 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 INTERPRETATION. 3 REFERENCES- 10 LICENCE. 11 SUBLICENSING . 13 TERRITORY . 13 ROYALTY . 18 OWNERSHIP AND MAINTENANCE  20 BRAND PROTECTION .:. 23 INFRINGEMENTS AND DEFENCES . 25 QUALITY . 25 REVIEW MEETINGS  26 TERM AND TERMINATION 26 THIRD PARTY CLAIMS 28 · LIABILITY  28 MISCELLANEOUS 29 Announcements  29 Confidentiality 29 No partnership. 30 Assignment . 30 Third party rights . 30 Entire agreement. 31 Unenforceable provisions 31 Waiver . 31 Variation  31 Counterparts . 31 Costs . 31 Further assurances . 31 NOTICES  32 GOVERNING LAW . 33 DISPUTE RESOLUTION  33 16 17 18 113900711 2

THIS AGREEMENT is made on 19 March 2015 (1) SKY PLC (registered number 02247735) whose registered office is at Grant Way, lsleworth, Middlesex, TW7 5QD ("Sky plc"); (2) SKY UK LIMITED (registered number 02906991) whose registered office is at Grant Way, lsleworth, Middlesex, TW7 5QD ("Sky Limited"); (3) SKY INTERNATIONAL AG (No. CHE-301.371.848), whose registered office is at Dammstrasse 19, CH-6301 Zug, Switzerland ("SlAG"); (4) SKY ITALIAN HOLDINGS S.P.A. (No. 08726680963), a company incorporated under the laws of Italy whose registered office is at Foro Buonaparte, 70, 20121 Milan, Italy ("SIH"), and Sky plc, Sky Limited, SlAG and SIH shall together be referred to as "Licensor"; and (5) CYAN BLUE IPCO LIMITED (registered number 59073), a non-cellular company incorporated under the laws of Guernsey, whose registered office is at 1 Le Truchot, St Peter Port, Guernsey GY1 1WD, Channel Islands ("licensee"). RECITALS: (A) Sky Limited ("Seller") and Cyan Bidco Limited have entered into a put and call option agreement on or around the date of this Agreement ("PCOA") under which the Seller has agreed, subject to exercise of the relevant options, to procure the licence of certain trade marks and domain names mainly incorporating, or relating to, the term "SKY", which belong to Seller and its group companies; (B) Licensee wishes to obtain a licence to use those trade marks and domain names in connection with the sale and promotion of particular services; and (C). Licensor is willing to grant such a licence to Licensee on the terms and conditions of this Agreement, which Licensee is willing to accept. IT IS AGREED as follows: 1 INTERPRETATION 1.1 The definitions and other interpretative provisions set out below shall apply throughout this Agreement, unless the contrary intention appears. "21CFA" 21st Century Fox America Incorporated, a company incorporated in Delaware, U.S.A, with a principal place of business at 1211 Avenue of the Americas, New York, New York 10036; "Additional Territory" has the meaning given in clause 5.7; "Advertising Material" any advertising, promotional, marketing or other material in any media (including any artwork, designs, documents, point-of-sale materials, press releases, website pages and other public statements) which relate to the Licensed Activities; "Additional Trade Marks" any additional trade marks approved by Licensor under clause 7; "Additional Domain Names" any additional domain names approved by Licensor under clause 7; "Affected Element" has the meaning given in clause 13.1; 11390071 I 3

"Affiliate" means: (a) in relation to Licensor, its Associated Companies which are registered in or have operations (or otherwise operate a business) in the Territory from time to time; and in relation to Licensee, Cyan Blue Topco Limited, each of its direct and indirect subsidiaries and any holding company of Cyan Blue Topco Limited inserted in connection with a reorganisation, IPO or otherwise, from time to time, including the Target Companies and excluding, for the avoidance of doubt: (b) (i) (ii) (iii) the Investors; CVC Credit Partners Holdings Limited and its subsidiaries; and any portfolio companies held by any fund advised by eve Capital Partners Limited or its Associated Companies; and (c) in relation to an Existing Licensee shall mean its Associated Companies which are registered in, or have operations (or otherwise operate a business) in, the Territory from time to time. "Applicable Laws" all laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal exercising statutory or delegated powers and all codes of practice having force of law, statutory guidance and policy notes, in each case to the extent applicable to the Parties or any Affiliates, or as the·context requires; Associated Company" means: (a) in relation to Licensor: (i) (ii) (iii) Sky plc; any direct or indirect subsidiary of Sky plc; any company which, following an internal corporate reorganisation affecting Sky plc (excluding any internal corporate reorganisation carried out in the context of, or following, a Takeover of Sky plc) (a) becomes a direct or indirect holding company of Sky plc and (b) which controls the business or holds the assets currently controlled or held by Sky plc; in relation to any company other than Licensor, any company which from time to time is a: (b) (i) (ii) direct or indirect holding company of that company; or any indirect subsidiary of any such holding company or that company; '.'Betting" means all activities regulated as "betting" under the UK Gambling Act 2005 and all analogous activities regulated under the laws of other jurisdictions in the Territory, which for the purposes of this Agreement shall include: (a) making available a fixed odds betting opportunity; (b) exchange, tote, spread betting and pool betting; and (c) making or accepting a bet or wager on (i) the outcome of a real or virtual race, sporting event or competition; and (ii) so called novelty events, but in each case excluding both Gaming and Entertainment Gaming Activities; "Betting and Gaming Product Names" the names of the Betting and Gaming products listed in Schedule 4; "BSkyB" Sky Plc and its Affiliates from time to time; "Brand Guidelines" the latest Licensor guidelines, ashosted at the URL https://www.believeinbetter.com/#!lour-brand/guidelines and updated from time to time which set out the permitted form and manner in which the Licensor IPR must at all times be used by Licensee; "Business Day" a day (other than a Saturday or Sunday) on which banks are open for general business in London; #3900711 4

"ccTLD" a country code top level domain; "CEDR" has the meaning given in clause 18.3.1; "Confidential Information" has the meaning given to that term in clause 15.3; "Commencement Date" the date of this Agreement; "Commercial Relationship Agreement" the agreement entered into by Seller and [Blue] governing the commercial relationship between the Parties in relation to the Licensed Activities; "Control" means (i) where one entity is able to control the affairs of another entity, whether by the holding of shares, possession of voting rights or by virtue of any other power conferred by the articles of association, constitution, partnership deed or other documents regulating another person or otherwise (and whether directly or indirectly); and (ii) in the case of Sky Deutschland only, and subject to clause 5.2, Control shall be conferred only by the execution of a domination agreement (beherrschungsvertrag) between Sky German Holdings GmbH and Sky Deutschland; "Cyan Bidco" Cyan Bidco Limited, a private limited liability company incorporated under the laws of England (registered number 9136332), whose registered office is at 11 Old Jewry, 7th Floor, London, EC2R 8DU, United Kingdom "Cyan Blue Topco Limited" a private limited liability company incorporated under the laws of Jersey (registered number 116297), whose registered office is at 1 Waverley Place, Union Street, St Helier, Jersey, Channel Islands; "Dispute" means a dispute arising between the Parties out of or in connection with this Agreement, including any disputes arising out of or in connection with: (a) the creation, validity, effect, interpretation, performance or non-performance of, termination, or the legal relationships established by, this Agreement; (b) claims for set-off and counterclaims; and (c) any non-contractual obligations arising out of or in connection with this Agreement; "Domain Names" the domain names set out in Schedule 2, the email address set out in clause 3.8 and any Additional Domain Names; "Encumbrance" any claim, option, charge (fixed or floating), mortgage, lien, pledge, equity, encumbrance, declaration of trust, right to acquire, right of pre-emption, right of first refusal, title retention or any other third party right, or other security interest or any agreement or arrangement having a similar effect or any agreement to create any of the foregoing; "Entertainment Gaming Activities" means the carrying out or other operation of any quizzes, competitions (including non-sports predictive competitions), Fantasy Gaming, play for-fun gaming, multi-player online video gaming and entertainment gaming (all offered on a social basis and whether requiring skill or not and whether offered on a paid-for or free basis (or combination thereof) and with or without prizes or equivalent rewards or benefits); "Entertainment Gaming Product Names" the names of the Entertainment Gaming products listed in Schedule 5; "Escalation Notice" has the meaning given in clause 18.1; "Extended Term" any additional period for which the Parties agree to extend the Agreement under the Investment and Shareholders' Deed; "Existing Licensees" a third party with a written agreement from Licensor to use the SKY brand in the Licensed Territories, and any authorised sub-licensee of that third party; "Fantasy Football Gaming" means interactive gaming in which users compete against each other as managers of virtual "fantasy" football teams; "Fantasy Gaming" means Fantasy Sports Gaming and Fantasy Football Gaming; "Fantasy Sports Gaming" means interactive gaming in which users compete against each other as managers of virtual "fantasy" sports terms (other than Fantasy Football Gaming); 113900711 5

"Force Majeure" circumstances beyond the reasonable control of the Licensee including, without limitation, wars, riots, fire, flood, storm, compliance with a law or governmental order, rule, regulation or direction, accidents, labour disputes and any other such circumstance affecting the supply of goods or services; "Games Brands" has the meaning given in clause 3.1.3; "Gaming" means: (a) all activities regulated as "gaming" under the UK Gambling Act 2005 and all analogous activities regulated under the laws of other jurisdictions in the Territory; poker, bingo and games of the type that are played in casinos (including roulette, baccarat,blackjack, keno, slot machine and dice), lotteries and including social/ "for fun" versions of these games (encompassing all non-real money versions of these gaming products), (b) but excluding both 1;3etting and Entertainment Gaming Activities, provided that if, after the Commencement Date, an activity conducted by the Licensor and falling within the definition of Entertainment Gaming Activities above becomes regulated under the UK Gambling Act 2005 or under the laws of other jurisdictions in the Territory then, with effect from the date on which the activity becomes so regulated and subject to the terms of the Commercial relationship Agreement: (i) (ii) that activity shall constitute "Gaming" for the purposes of this Agreement; and that activity shall not constitute an Entertainment Gaming Activity, save that Silver shall have the right on a non-exclusive basis to continue that activity in substantially the same form and manner as at the date the activity became regulated; "gTLD" generic top level domain; "holding company" means an undertaking which in relation to another undertaking, a subsidiary (and subsidiaries shall be construed accordingly}: (a) owns or controls (directly or indirectly) shares in the subsidiary carrying more than fifty per cent. of the votes exercisable at general meetings of the subsidiary on all, or substantially all, matters; has a right to appoint or remove a majority of its board of directors; or (b) (c) has the right to exercise a dominant influence over the subsidiary: (i) by virtue of the provisions contained in the subsidiary's constitutional documents; or (ii) by virtue of a control contract; or (iii) controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the subsidiary, where for the purposes of this definition: (i) an undertaking shall be treated as a member of another undertaking if: (A) any of its subsidiaries is a member of that undertaking; or (B) any shares in that undertaking are held by a person acting on behalf of it or any of its subsidiaries; an undertaking shall be taken to have the right to exercise a dominant influence over an undertaking only if it has a right to give directions with respect to the operating and financial policies of that other undertaking with which its directors are obliged to comply whether or not they are for the benefit of that other undertaking; control contract means a contract in writing conferring a dominant influence right which: (ii) (iii) (A) is of a kind authorised by the memorandum or articles of association of the undertaking in relation to which the right is exercisable; and #3900711 6

(B) is permitted by the law under which that undertaking is established; and (iv) any undertaking which is a subsidiary of another undertaking shall also be a subsidiary of any further undertaking of which that other is a subsidiary; and (v) for the purposes of this definition, neither Sky plc nor any of its Associated Companies shall be deemed the holding company of Sky Deutschland until, subject to clause 5.2, the execution of, a domination agreement (beherrschungsvertrag) between Sky German Holdings GmbH and Sky Deutschland. "Inappropriate Party" any person or entity where one third or more of its revenue is derived from the manufacture and/or sale of tobacco, armaments and/or pornographic material; "Infringement" any actual or potential infringement or passing-off of the Licensor IPR, or any third party trade mark application affecting the Licensor IPR or any similar Intellectual Property Rights, or any third party allegation or claim that Licensor's, Licensee's, Sub licensees' or their subcontractors' ownership or use of the Licensor IPR infringes that third party's rights (including Intellectual Property Rights) or is causing, or is likely to cause, consumer deception or confusion; "Initial Term" has the meaning given in clause 12.1; "Initially Approved Territories" the United Kingdom, the Channel Islands, the Isle of Man, the Republic of Ireland and Italy; "Insolvency Event" (i) the party suspends, or threatens to suspend, payment of its debts or is unable to pay its debts as they fall due or admits inability to pay its debts or is deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986; the party commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts, or makes a proposal for or enters into any compromise or arrangement with its creditors; a bona fide petition is filed (and not dismissed within 30 days, or longer in any country in which it is not reasonably practicable for the petition to be dismissed within 30 days), a notice is given, a resolution is passed, or an order is made, for or in connection with the winding up of that party; an application is made to court, or an order is made, for the appointment of an administrator, or if a notice of intention to appoint an administrator is given or if an administrator is appointed, over the party; the holder of a qualifying floating charge over the assets of that party has become entitled to appoint or has appointed an administrative receiver; a person becomes entitled to appoint a receiver over the assets of the party or a receiver is appointed over the assets of the party or (ii) the party suffers or carries out anything similar or equivalent to the foregoing in any jurisdiction; "Investors" has the meaning given in the Investment and Shareholders' Deed; "Intellectual Property Rights" all copyrights, domain names, moral rights, trade marks, logos, get-up and trade names and, in. each case, the goodwill attaching to them, and any rights or forms of protection of a similar nature and having equivalent or similar effect to any of them which subsist anywhere in the world; "Know-How" all know how, trade secrets and confidential information, in any form (including paper, electronically stored data, magnetic media, film and microfilm) including financial and technical information, drawings, reports, testing procedures, information relating to the working of any product, process, invention, improvement or development, instruction and training manuals, information concerning intellectual property portfolio and strategy, market forecasts, lists or particulars of customers and suppliers, sales targets, sales statistics, prices, discounts, margins, future business strategy, tenders, price sensitive information, market research reports, information relating to research and development and business development and planning reports and any information derived from any of them; 1/3900711 7

"Law Change" a change in the Applicable Laws of an Additional Territory which is reasonably likely to result in the Licensed Activities becoming legal and regulated there; "Legal Opinion" has the meaning given in clause 5.7; "Licensed Activities" Betting, Gaming and Entertainment Gaming Activities; "Licensee Manager" means the lead relationship manager appointed by the Licensee from time to time. As at the Commencement Date the Licensee Manager shall be-"Licensee Obligation" any representation, covenant, warranty or undertaking to indemnify given by the Licensee to the Licensor under this Agreement and for the avoidance of doubt excludes any obligation to pay the Royalty; "Licensor IPR" all Trade Marks and Domain Names and any 'other Intellectual Property Rights which are licensed under this Agreement; "Licensor Manager" means the lead relationship manager appointed by the Licensor from time to time. As at the Commencement Date the Licensor Manager shall be "Licensed Territories" those countries or territories in relation to which Licensor has licensed the rights to use the SKY brand to Existing Licensees. As at the date of this Agreement these are as set out in Schedule 3 and shall be automatically updated to: (a) remove any country or territory where: (i) the relevant licence granted to an Existing Licensee expires or terminates without Licensor entering into a new agreement with that Existing Licensee; or (ii) Licensor (or a subsidiary or parent company of Licensor) recovers from that Existing Licensee the licensed rights in that country or territory; or (iii) Licensor Controls the Existing Licensee or Licensor and the Existing Licensee are under common Control; and (b) include any country or territory where Licensor licenses the rights to use the SKY brand to new licensees; ·"Limited Group" Sky Limited and each of its Affiliates from time to time; "Losses" all claims, proceedings, damages, losses and liabilities; "Material Competitor" any of the actions, costs, expenses (including legal expenses), · material competitors (and each of their Affiliates) of Licensor and its Affiliates in each Initially Approved Territory and each Subsequently Approved Territory that feature in Schedule 5 of the Investment and Shareholders' Deed (as such Schedule may be updated from time to time in accordance with the Investment and Shareholders' Deed); "Mediation Notice" has the meaning given in clause 18.3.1; "Party" or "Parties" a party or the parties to this Agreement; "Relationship Managers" means: (c) the Licensor Manager; and (d) the Licensee Manager. "Relevant Trade Marks" those trade marks set out in Schedule 1; "Restricted Agreement" any: (a) agreement with a Material Competitor or Inappropriate Party that would damage the value of the Licensor IP or the SKY brand (other than in an immaterial manner); 113900711 8

(b) co-marketing or sponsorship agreement with a Material Competitor or Inappropriate Party that associates the Licensor IPR with such a party; or (c) legal partnership or joint-venture arrangement with a Material Competitor or Inappropriate Party. "Restricted Event" any: (a) Transfer to a Material Competitor or Inappropriate Party; (b) entry by Licensee or any Affiliate into any Restricted Agreement with a Material Competitor or Inappropriate Party; (c) Sale to/with a Material Competitor or Inappropriate Party; "Royalty" the royalty amounts payable by Licensee to Licensor in accordance with clause 6; "RPI" the UK Retail Prices Index, and any index that may replace it, from time to time; "Sale" means: (i) a sale or merger of all or substantially all of the business of the Licensee or any of its Affiliates; (ii) a sale of any material asset of the business of the Licensee or any of its Affiliates; or (iii) a sale of any asset of the Licensee or any of its Affiliates that incorporates the Licensor IPR (excluding the sale of goods and services in the ordinary course of the business of the Licensee or its Affiliates); "Shares" has the meaning given to it in the Commercial Relationship Agreement; "subsidiaries" and "subsidiary" have the meaning set out in the definition of "holding company"; "Sky Bet Brands" the Relevant Trade Marks and the Betting and Gaming Product Names in each case together with all Intellectual Property Rights that they contain, including any unregistered rights and any associated devices and logos; · "Sky Deutschland" Sky Deutschland Fernsehen Gmbh & Co. KG (No. HRA 80699) whose registered office is at Medienallee 4, 85774 Unterfohring, Germany; "Sky Games Trade Marks" the trade marks set out in Schedule 7; "Sky ltalia" Sky ltalia S.r.l. (formerly Stream s.p.a.), a company registered in Italy under company number 04619241005 whose registered office is at via Monte Penice No.7, 20138, Santa Giulia, Rogodero District, Milan, Italy, and its operating subsidiaries; "Sub-licensee" a sub-licensee permitted to use the Licensor IPR in accordance with clause 4• I "Subsequently Approved Territories" has the meaning given in clause 5.9; "Takeover" means the purchase of publicly traded shares of Sky plc resulting in the acquirer becoming a holding company of Sky plc; "Target Companies" has the meaning given in the Investment and Shareholders' Deed; "Tax" or "Taxation" any tax, levy, impost, duty, assessment, fee or other charge or withholding of a similar nature (including any related penalty or interest); "Tax Authority" means any local municipal, governmental, state, federal or other fiscal, customs or excise authority, body or official anywhere in the world with responsibility for and , competent to impose, assess, collect or administer, any form ofJax; 113900711 9

"Tax Credit" a credit against, relief or remission for, or repayment of, any Tax; "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment of Royalty under this Agreement; "Tax Payment" means the increase in a payment by the Licensee to the Licensor under Clause 6.6 (Tax Deductions); "Territory" the Initially Approved Territories and the Subsequently Approved Territories; "Term" together the Initial Term and any Extended Term; "Third Party" a person other than the Licensor and its wholly-owned Affiliates; "Third Party Restriction" has the meaning set out in clause 5.7.4; "Trade Marks" individually or collectively: (i) the Sky Bet Brands; and (ii) any related Additional Trade Marks. Trade Marks include the listed registrations and applications and any registrations which may be granted pursuant to such applications from time to time; "Transfer" any transfer, issue or pledge of the shares, stock, debentures, loan stock or other securities (or any rights to subscribe for or convert into any of the foregoing) of Licensee or its Affiliates (regardless of materiality) other than in connection with an IPO. Licensor acknowledges that any dealings between third parties unconnected to Licensee or its Affiliates in the shares, stock, debentures, loan stock or other securities (or any rights to subscribe for or convert into any of the foregoing) of Licensee or its Affiliates, including the trading of shares, whether privately or via an exchange, or the refinancing of any debt or loan amounts of Licensee or its Affiliates will not be deemed a Transfer. "VAT" (i) any tax..imposed in compliance with the council directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) (including, in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and supplemental regulations and legislation); and (ii) any other tax of a similar nature, whether imposed in the European Union in substitution for, or levied in addition to, such tax referred to in (i); and "Year" a period of 12 months beginning on the Commencement Date, or an anniversary thereof, and expiring at 11:59:59 pm on the day preceding the next anniversary of such date. 2 REFERENCES 2.1 In this Agreement, except where the context otherwise requires: 2.2 any reference to this Agreement includes the Schedules to it each of which forms part of this Agreement for all purposes; 2.3 a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced; 2.4 words in the singular shall include the plural and vice versa; 2.5 references to one gender include other genders; 2.6 a reference to a person shall include a reference to a firm, a body corporate, an unincorporated association, a partnership or to an individual's executors or administrators; 113900711 10

2.7 a reference to a clause, paragraph, Schedule (other than to a schedule to a statutory provision) shall be a reference to a clause, paragraph, Schedule (as the case may be) of or to this Agreement; 2.8 if a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day; 2.9 references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates the English legal term in that jurisdiction and references to any English statute or enactment shall be deemed to include any equivalent or analogous laws or rules in any other jurisdiction. 2.10 references to writing shall include any modes of reproducing words in any legible form and shall include email except where expressly stated otherwise; 2.11 a reference to "includes" or "including" shall mean "includes without limitation" or "including without limitation"; 2.12 the headings in this Agreement are for convenience only and shall not affect its interpretation; and 2.13 any written statement, representation, consent or approval given or made by SlAG under this Agreement shall be deemed to be a statement, representation, consent or approval of the Licensor without further duty on the Licensee to verify that each of Sky plc, Sky Limited and SIH agrees with, endorses or otherwise acquiesces in connection with that statement, representation, consent or approval. 3 LICENCE 3.1 s·ubject to the terms of this Agreement and iri. consideration for the payment of the Royalty Licensor grants to Licensee for the Term in the Territory the following rights: 3.1.1 , the right to in connection-3.1.2 3.1.3 3.1.4 the right to use the p reasonably connected to promotion ; and 3.1.5 on a to use: (i) the , in each case as · and (ii) the name and in the Territory whose business is primarily that of 3.2 Licensee acknowledges and agrees that the rights granted under this Agreement represent the entire extent of the rights granted to it in respect of the Licensor IPR and are limited to the Licensed Activities and do not extend to any other products or services. Licensor shall not be liable for any unauthorised use made of the Licensor IPR by Licensee in breach of this Agreement, or the consequences of such unauthorised use. Licensee shall not use the Licensor IPR in any manner that is reasonably likely to cause the general public to believe it has been granted rights other than for Licensed Activities. 3.3 All rights not expressly granted to Licensee under this Agreement are reserved by Licensor. Licensor shall have the. right to sell, assign or create an Encumbrance over its #3900711 11 rights and obligations (including disposing of the Licensor IPR) as it sees fit during the Term, provided that such action is subject to, and preserves, Licensee's rights granted under this Agreement. 3.4 3.5 3.6 3.7 reserves the right to make any use of, and license the in connection with activities that are not - - - language. , by any means, and in any 3.8 3.9 Notwithstanding clauses commercialise the 113900711 12 in each case, with or 3.10 If Licensee wishes to use the Licensor IPR for any activity other than the Licensed Activities then it shall make a prior written request to Licensor (which may be approved or refused in Licensor's sole discretion). 3.11 If the Betting and Gaming Product Names, the Entertainment Gaming Product Names, or any Additional Trade Marks or Additional Domain Names, contain third party Intellectual Property Rights used under a licence from a third party entered into after the Commencement Date Licensee agrees to comply with the terms agreed with that third party in relation to any use of those names under this Agreement at its sole cost and expense, and shall be solely liable for any breaches of those terms. 4 SUBLICENSING 4.1 Licensee shall only be permitted to sub-license the rights under this Agreement with Licensor's prior written consent. Licensor's consent will not be required: 4.1.1 if Licensee wishes to sub-license its rights to those companies which are its Affiliates from time to time and whose business is primarily that of conducting the Licensed Activities; or 4.1.2 for Licensee to sub-contract to unaffiliated third parties in the ordinary course of Licensee business, providing that Licensee maintains control and supervision of any such third party contractors in respect of any use of the Licensor IPR and, subject to clause 4.3, ensures they comply with the terms of this Agreement. 4.2 All Sub-licensees must agree to comply in writing with terms consistent with this Agreement as are reasonably required to protect Licensor's rights in the Licensor IPR. Any Sub-licensee shall not have the right to sub-license its rights. The form of any sub licence agreement will reflect: (i) the nature of the relationship between the Licensee and the Sub-licensee and the purposes for which the Sub-licensee will use the Licensor IPR; (ii) where relevant, any prior agreement between Licensee and the Sub-licensee; and (iii) shall be consistent with Licensee/Licensor current practice allowing for evolutions in that practice in the ordinary course of business. 4.3 Licensee shall monitor each sub-contractor's and Sub-licensee's compliance with their obligations and shall remain fully liable for those parties' breaches (but there shall be no right for Licensor to terminate the Agreement in respect of a breach of the terms by an unaffiliated third party who acts outside the scope of the Agreement). Licensee shall ensure that all permitted sub-contractors and Sub-licensees take any reasonable steps that Licensor may require to correct any breaches of Licensee's obligations under this Agreement. 4.4 All Licensee granted authorisations and sub-licences of Licensor IPR shall terminate automatically on termination or expiry of this Agreement (howsoever arising). 4.5 Except as set out in this clause 4, Licensee shall not sublicense or allow any third party to use the Licensor IPR. 5 TERRITORY Italy and Germany 5.1 If, whether before or after the Commencement Date, Licensor or Licensor's parent company acquires Control of Sky Deutschland or Sky Deutschland is under common Control with the Licensor, Germany shall automatically ·become a Subsequently Approved Territory: 1/3900711 13

5.1.1 on the Commencement Date if such event occurs before the Commencement Date; and 5.1.2 within Business Days of such event occurring if such event occurs after the Commencement Date. 5.2 If, within the-months following the Commencement Date, neither of the events in 5.1 has occurred, including if a domination agreement (beherrschungsvertrag) between Sky German Holdings GmbH and Sky Deutschland has not been executed and Licensor or Licensor's parent company has not otherwise obtained Control (as defined in part (i) of the definition of Control) of Sky Deutschland, then Licensor shall use commercially reasonable endeavours (including discussions with senior personnel, but not to the extent of issuing formal proceedings or taking other hostile pre-litigation actions) for the followin -)months to negotiate with Sky Deutschland for Germany to become a Subsequently Approved Territory. Subject to confidentiality restrictions, the Licensor agrees to keep Licensee reasonably updated in connection with all action taken by Licensor under this clause 5.2. 5.3 Licensee acknowledges that, if Germany becomes a Subsequently Approved Territory under clause 5.1, Licensee shall only be entitled to use the Licensor IPR in connection with the Licensed Activities in Germany to the extent that it is lawful to do so. 5.4 5.5 In light of the fact that, as at the Commencement Date, Licensor has not previously operated Betting and/or Gaming Activities using the Licensor IPR in either Italy or Germany the Parties agree that prior to Licensee launching such activities in either territory using the Licensor IPR: 5.5.1 Licensee shall give Licensor 60 days' written notice of its intention to do so; 5.5.2 Following receipt of such notice Licensor shall investigate the Intellectual Property Rights position in that territory (at Licensee's sole cost, which shall at all times be authorised in writing by Licensee prior to being incurred by the Licensor); and 5.5.3 Licensee shall not use any Licensor IPR in the relevant territory which is confirmed to be reasonably likely to conflict with a Third Party's rights. The Parties agree to work together to resolve any conflict, and Licensee, shall have the right at its sole discretion and at its own cost, to take any action to contest such third party right in consultation with Licensor, and the Licensor shall provide reasonable assistance. 5.6 Additional Territories 5.7 From time to time during the Term, Licensee may (i) notify Licensor in writing of any additional country or territory outside the Initially Approved Territories in which Licensee wishes to use the Licensor IPR in connection with the Licensed Activities ("Additional Territory"), and (ii) seek Licensor's written consent to extend the Territory to include the Additional Territory as a Subsequently Approved Territory. At the time of giving such 1/3900711 14 notice Licensee shall, at its own cost and expense, provide Licensor with a written legal opinion from a law firm qualified to advise on the Applicable Laws summarising the Applicable Laws in that country/territory relating to the Licensed Activities, as well as the steps that Licensee is taking, or will have to take, in order to become regulated to provide Licensed Activities there ("Legal Opinion"). Except where Licensee anticipates a future Law Change, Licensee shall not issue Licensor with a notification under this clause in respect of any country or territory where the Licensed Activities are illegal or unregulated. 5.8 Licensor shall be entitled to withhold its consent to extend the Territory to include an Additional Territory following a notification under clause 5.7: (i) for Licensed Territories, where one of the conditions in clauses 5.8.1 to 5.8.4 applies; and (ii) for territories that are not Licensed Territories where one of the conditions in clauses 5.8.1 to 5.8.4(i) applies. Licensor shall not be required to provide its consent until it is satisfied, acting reasonably, that none of the conditions below apply. Except as permitted under the provisions of this clause Licensor shall not unreasonably withhold, delay or condition its consent to Licensee requests made under clause 5.7: 5.8.1 Condition 1: In connection with the Licensed Activities that the Licensee proposes to conduct in the Additional Territory, either (i) any of the Licensed Activities are illegal in the Additional Territory, (ii) there is reasonable doubt as to whether any of the Licensed Activities are lawful in the Additional Territory as evidenced by the Legal Opinion or other independent written legal advice, or (iii) the Additional Territory is unregulated in respect of any of the Licensed Activities. In deciding whether to give its consent in respect of the Additional Territories where (i), (ii) or (iii) apply, Licensor agrees not to unreasonably withhold, delay or condition its consent if Licensee can reasonably evidence a future Law Change. It shall be considered reasonable for Licensor to refuse consent until the Law Change takes effect, or to issue a conditional consent which will take effect from the date that the Law Change takes effecti,n the relevant Additional Territory; 5.8.2· Condition 2: In the Licensor's reasonable opinion the use by Licensee of the Licensor IPR for Licensed Activities in the Additional Territory is reasonably likely to be damaging to the Licensor or the SKY brands (other than in an immaterial manner), or, having appointed an independent public-opinion poll organisation to obtain a representative view, Licensor is able to evidence in writing that the use by Licensee of the Licensor IPR for Licensed Activities in the Additional Territory would be offensive to or more of people in that territory. The costs of such opinion poll shall be borne by the Licensee; 5.8.3 Condition 3: The use of the Licensor IPR by the l,..icensee in the Additional Territory is reasonably likely to conflict with a third party right, and this conflict has been confirmed following: (a) an investigation by Licensor of the Intellectual Property Rights position in the Additional Territory (at Licensee's sole cost, which shall at all times be authorised in writing by Licensee prior to being incurred by the Licensor, and which shall exclude any costs associated with investigating the position or rights held by Existing Licensees); and (b) Licensee and Licensor having worked together to resolve that conflict, and Licensee, at its sole discretion and at its own cost, having taken any action to contest such third party right (save where the conflict is in relation to Existing Licensees. or Third Party Restrictions) in consultation with Licensor, and with the Licensor having provided reasonable assistance; or 5.8.4 Condition 4: Licensor (i) is under a written restriction in the Additional Territory in relation to the use of the SKY brand, which has arisen as a result of a conflict or dispute over the use of the SKY brand ("Third Party Restriction"), which remains valid and in force. The Licensor has, as far as the Licensor is aware, notified the Licensee, via the Licensee's professional advisers, of all Third Party Restrictions as at the Commencement Date; or (ii) as at the Commencement Date has already granted an Existing Licensee the right to use the SKY brand in the Additional Territory as listed in Schedule, 3, and Licensor certifies in writing - . . . 113900711 15 that it believes that the Licensee's proposed use of the Licensor IPR in connection with the Licensed Activities in the Additional Territory would be damaging to the Licensor's relationship with the Existing Licensee (other than in an immaterial manner) with reasonable supporting evidence. This condition shall only apply if Licensor has first used commercially reasonable endeavours (including discussions with senior personnel, but not to the extent of issuing formal proceedings or taking other hostile pre-litigation actions) to gain the Existing Licensee's support for Licensee's proposed use of the Licensor IPR in connection with the Licensed Activities in that territory. Subject to confidentiality restrictions, the Licensor agrees to keep Licensee reasonably updated in connection with all action taken by Licensor under this clause 5.8.4. In the event this condition applies, Licensor shall use its reasonable endeavours to restrict as far as reasonably practicable Existing Licensee's use of the SKY brand for Licensed Activities in the Additional Territory. 5.9 Subject to the operation of clauses 5.7 and 5.8, the presumption under this clause 5 shall be in favour of Licensor extending the Territory to include any Additional Territory. If Licensor consents to extend the Territory to include the Additional Territory ("Subsequently Approved Territory"), the Subsequently Approved Territory shall be automatically incorporated into this Agreement and become part of the licence grant under it. 5.10 Following the incorporation of a Subsequently Approved Territory into this Agreement and upon the request of Licensee, Licensor shall grant Licensee the right to use· any ccTLD Licensor owns, which incorporates the Sky Bet Brands and relates to any Subsequently Approved Territory, in connection with the Licensed Activities ("Subsequently Approved Territory ccTLDs"). Following any such request the Subsequently Approved Territory ccTLDs shall be included in this Agreement as Additional Domain Names. This clause shall not operate to license those ccTLDs which incorporate the Sky Bet Brands and which Licensor owns but which were registered for purely defensive purposes (including because the CCTLDs have derogatory meanings which might damage the SKY brand). New Commercial Relationship Agreements • • ••• 113900711 16

• • ..• - • • 113900711 17

• • - - ROYALTY 6 6.1 In consideration of the license the sum of The Royalty ent Licensee shall pay Licensor each Year during the Initial Term. -Years of the Initial Term and no Royalty shall be payable by the Licensee in respect of that period. To account for inflation, for the sixth and each subsequent Year of the Initial Term the Royalty shall be adjusted by the change in RPI over the previous Year. For the avoidance of doubt: in Year 5 tpayable by Licensee to Licensor shall b - In Year 6 it shall beadjusted by the relevant percentage change in RPI from Year 5 to Year 6. In Year 7 it shall be the Year 6 Royalty adjusted by the relevant percentage change in RPI from Year 6 to Year 7, and so on for future years. 6.2 The Royalty for the fourth Year (being the first year following the Commencement Date in which the Royalty becomes payable) shall be payable in advance within - Business Days of the third anniversary of the Commencement Date, and the Royalty for all subsequent Years shall be payable in advance on each anniversary of the Commencement Date. All payments shall be by electronic transfer to the bank account notified by Licensor to Licensee from time to time. 6.3 The Royalty is payable regardless of how Licensee uses the Licensor IPR. 6.4 Licensee shall pay Licensor interest at-per cent per annum above the Bank of England Base Rate from time to time accruing daily on any amount overdue to Licensor under this Agreement and calculated from the date on which payment is due until the date payment is actually received (whether before or after any judgment). 6.5 Licensee shall not be entitled to a refund of the Royalty if the Agreement terminates for any reason. 6.6 Tax deductions: #3900711 18

(a) All payments to be made under this Agreement shall be made without any Tax Deduction, unless a Tax Deduction is required by law. (b) If the Licensee or the Licensor is aware that the Licensee must make a Tax Deduction (or that there is a change in the rate or the basis of a Tax Deduction), it must notify the other party promptly. (c) If a Tax Deduction is required by law to be made by the Licensee and such Tax Deduction would not have arisen but for (x) the Licensee not being resident for Tax purposes only in Jersey and/or Guernsey, (y) the Licensee having a permanent establishment in a territory other than Jersey and/or Guernsey to which the Royalty relates, or (z) the Licensee having a connection for tax purposes with a territory other than Jersey and/or Guernsey, (each of the cases in (x), (y) and (z) being a "Non Channel Islands Connection") then, other than where such Non-Channel Islands Connection is solely in consequence of the passing of any legislation, making of any subordinate legislation, a change in law, change in judicial interpretation of the law, or a change in published practice of a Tax Authority in each case after the date on which the PCOA was entered into, the amount of the Royalty due from the Licensee will be increased to the lesser of: (i) an amount which (after making the Tax Deduction) leaves an amount equal to the Royalty which would have been due if no Tax Deduction had been required; and (ii) an amount which, after making any Tax Deduction that would be required to be made if the Licensor were resident solely in the United Kingdom for tax purposes and beneficially entitled to the Royalty, would leave an amount equal to the Royalty which would have been due if no such Tax Deduction had been required, and such amount shall be paid in cash in accordance with the provisions of this Agreement. (d) If the Licensee is required to make a Tax Deduction, it must make the minimum Tax Deduction allowed by law and must make any payment required in connection with that Tax Deduction within the time allowed by law. (e) Within-of making either a Tax Deduction or a payment required in connection with a Tax Deduction, the Licensee must deliver to the Licensor evidence satisfactory to the Licensor (acting reasonably) that the Tax Deduction has been made or (as applicable) the appropriate payment has been paid to the relevant Tax Authority. 6.7 Tax Credit: If the Licensee makes a Tax Payment and the Licensor determines in its sole discretion (exercised in good faith) that: (a) a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and (b) the Licensor has obtained and utilised that Tax Credit, the Licensor shall pay an amount to the Licensee which the Licensor determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Licensee. 6.8 VAT: Any consideration given in respect of any supplies made under this Agreement is exclusive of VAT, if any. If the Licensor is required to account for VAT in respect of any supply under this Agreement, Licensee must pay to Licensor an amount equal to the amount of that consideration paid by the Licensee under this Agreement multiplied by the relavantVAT rate, such VAT to be payable at the same time and in the same manner 113900711 19 as the amount payable as consideration for the supply or, if later, upon the delivery by Licensor to Licensee of a valid VAT invoice for such amount. 6.9 Where this Agreement requires any Party to reimburse the other Party for any costs or expenses, that Party must also at the same time pay and indemnify the other Party against all VAT incurred by the other Party in respect of those costs or expenses for · which that Party is not entitled to credit or repayment from the relevant Taxing Authority. 6.10 If in consequence of the passing of any legislation, making of any subordinate legislation, a change in law, change in judicial interpretation of the law, or a change in published practice of a Tax Authority in each case after the date on which the PCOA was entered into or otherwise a Tax Deduction is required in respect of any payment under this Agreement (and not for the account of the Licensee pursuant to the foregoing paragraphs) the Licensee shall consult with the Licensor and shall use reasonable endeavours to take any steps reasonably requested by the Licensor to mitigate such Tax Deduction provided that the Licensee shall not be required to take any step or steps (i) prejudicial to its business or (ii) giving rise to more than de minimis expense for it. 7 OWNERSHIP AND MAINTENANCE 7.1 All rights in and to the Licensor IPR and all the reputation and goodwill associated with the Licensor IPR, including any reputation and goodwill that may accrue as a result of Licensee's and/or its Sub-licensees' and subcontractors' use of the Licensor IPR, are reserved to and shall belong absolutely to Licensor. Licensee acknowledges and agrees that in exercising its rights under this Agreement it is not granted a right to use any trade marks or domain names owned by any Existing Licensee. 7.2 To the maximum extent permitted by law Licensee hereby: 7.2.1 assigns (including by way of present assignment of future rights) any rights (including goodwill) it may acquire in the Licensor IPR to Licensor; and 7.2.2 permanently and irrevocably waives any rights (including goodwill) it may acquire in the Licensor IPR in favour of the Licensor. 7.3 Licensee shall at its own cost and expense from time to time: do all things and execute any and all documents Licensor may reasonably require in writing for the purpose of giving full effect to the provisions of this Agreement relating to the ownership, maintenance or protection of the Licensor IPR, (including to transfer or register all right, title and interest in the Licensor IPR in Licensor and for conferring on Licensor all rights of action over it). If Licensee fails to do or execute the same, within -) days of being asked to do so Licensee agrees to irrevocably appoint Licensor or its nominee as its lawful attorney for this purpose. Licensee shall procure that its Sub-licensees and subcontractors shall comply with the requirements, and grant the rights, set out in this clause. 7.4 Licensor agrees that it shall, from the Commencement Date: (i) maintain the registrations of Trade Marks and Domain Names, including taking all actions and paying all fees necessary (including those payable to any trade mark or domain name registry) in connection with the application, registration or renewal of the Trade Marks and Domain Names (subject to clause 7.14); (ii) take all reasonable steps necessary to prosecute the applications of the Trade Marks to registration; (iii) act in accordance with the reasonable requests communicated by Licensee to Licensor in writing from time to time in connection with the application, registration or renewal of Trade Marks and Domain Names; and (iv) maintain and pay for, subject to clause 7.14, security certificates for active Domain Names, in the name of the Licensor, using its relevant third party service provider. Provided Licensor complies with this clause 7.4, it shall have full discretion as to the manner in which it registers and maintains the Licensor IPR. 7.5 Subject to the remainder of this clause 7.5 and clause 7.6, Licensee may reasonably '·.:'.. require use or registration of any additional trade marks inc or porating the Word SKY and 113900711 20 which either (i) is based on any Sky Bet Brand or any Betting and Gaming Product Name (or any derivatives or variations of them); or (ii) incorporates any word that uniquely refers to Betting and Gaming for use in connection with the Licensed Activities in the Territory. Licensee shall make any request for such an additional trade mark in writing to Licensor, prior to using any such new mark. If the mark does not contravene the Brand Guidelines, the Parties shall follow the procedure set out in clause 5.8.3 above. Should the mark be clear for use at the conclusion of the said procedure, Licensor shall only be entitled to withhold consent where: 7.5.1 in the Licensor's reasonable opinion the use by Licensee of the proposed name is reasonably likely to be damaging to the Licensor or the SKY brands (other than in an immaterial manner) in the Licensor's reasonable opinion, or, having appointed an independent public-opinion poll organisation to obtain a representative view, the Licensor is able to evidence in writing that the use by Licensee of the proposed name would be offensive to • or more of people in that territory. The costs of such opinion poll shall be borne by the Licensee; 7.5.2 the proposed name is already in use by Licensor, an Affiliate of the Licensor or any Existing Licensee, or Licensor can demonstrate that it, an Affiliate of the Licensor or an Existing Licensee, has taken steps to use the proposed name in the future; or 7.5.3 the proposed name is confusingly similar to: (i) any registered SKY mark; or (ii) any mark already in use by Licensor, an Affiliate of the Licensor or an Existing Licensee, provided that (i) or (ii) do not include any Sky Bet Brands or any Betting and Gaming Product Name (or any derivatives or variations of them); or 7.5.4 the proposed name has been licensed by Licensor to a third party or Licensor is under a Third Party Restriction in relation to the relevant trade mark; or 7.5.5 the proposed name has been opposed by a third party (and that third party opposition is still applicable) or an objection has been raised by a relevant trade mark office (and that objection is still applicable). Licensor shall not be required to provide its consent until it is satisfied, acting reasonably, that none of the conditions above apply. Except as permitted under the preceding provisions of this clause Licensor shall not unreasonably withhold, delay or condition its consent to Licensee requests made in accordance with it. 7.6 Without prejudice to Licensee's rights to propose new trade marks or to the other provisions of clause 7.5, Licensor confirms that the future product names listed in Schedule 6 are, for the purposes of clause 7.5, pre-approved for use by Licensee as new trade marks under this Agreement, subject to Licensee giving Licensor 60 days' written notice of its intention to use the relevant product name as a trade mark and the Parties then complying with the requirements of 5.8.3. Should the relevant product name be clear for use as a trade mark at the conclusion of the said procedure it shall become an approved trade mark under this Agreement. If Licensee reasonably requires registration of any additional trade marks incorporating the word SKY that (i) are not based on the Sky Bet Brands or any Betting and Gaming Product Name; or (ii) do not incorporate any word that uniquely refers to Betting and Gaming for use in connection with the Licensed Activities in the Territory, then it shall make a written request to Licensor, prior to using any such new mark. Licensor' shall act reasonably in considering whether to approve or refuse the new marks. Should Licensor approve the new marks, the Parties shall follow the procedure set out in clause 5.8.3 above. Subject to the remainder of this clause 7.8, Licensee may use new domain names incorporating the word SKY and (i) based on the Sky Bet Brands or any Betting and Gaming Product Name (or any derivatives of them); or (ii) incorporating any word that uniquely refers to Betting and Gaming for use in connection with the Licensed Activities (including the right to use new domain name suffixes that become available, such as new gTLDs). Licensor shall respond withiBusiness Days to any request from Licensee to use a new domain name:indicating whether the request (i) is approved/denied or (ii) requires further investigation 7.7 7.8 1/3900711 21 by Licensor (in certain cases Licensor may request a Licensee representative attend a conference call with Licensor's domain manager as soon as reasonably possible to agree the next steps). Licensor shall only be entitled to withhold consent where: 7.8.1 the proposed domain name does not meet the requirements of any Sky domain name registration policy that may exist from time to time as it applies generally to Licensor, Existing Licensees and their Affiliates; 7.8.2 in Licensor's reasonable opinion the use by Licensee of the proposed domain name is reasonably likely to be damaging to the Licensor or the SKY brands (other than in an immaterial manner) in the Licensor's reasonable opinion, or, having appointed an independent public-opinion poll organisation to obtain a representative view, the Licensor is able to evidence in writi at the use by Licensee of the proposed domain name would be offensive to - or more of people in that territory. The costs of such opinion poll shall be borne by the Licensee; 7.8.3 the proposed domain name is already in use by Licensor, an Affiliate of the Licensor or an Existing Licensee, or Licensor reasonably expects (either itself, an Affiliate of the Licensor or an Existing Licensee) to take steps to use the proposed name in the future; or 7.8.4 the proposed domain name is confusingly similar to: (i) any registered SKY domain name; or (ii) any domain names already in use by Licensor, an Affiliate of the Licensor or an Existing Licensee, provided that (i) or (ii) do not include any Sky Bet Brands or any Betting and Gaming Product Names or any derivatives or variations of them; or 7.8.5 the proposed domain name has been licensed by Licensor to a third party or Licensor is under a contractual restriction in relation to the relevant domain name. Licensor shall not. be required to provide its consent until it is satisfied, acting reasonably, that more of the conditions above apply. Except as permitted under the preceding provisions of this clause Licensor shall not unreasonably withhold, delay or condition its consent to Licensee requests made in accordance with it. · 7.9 If Licensee reasonably requires registration of any additional domain name s incorporating the word SKY that are (i) not based on the Sky Bet Brands or any Betting and Gaming Name; or (ii) not incorporating any word that uniquely refers to Betting and Gaming for use in connection with the Licensed Activities in the Territory, then it shall make a written request to Licensor, prior to using any such new domain name. Licensor, acting reasonably, shall consider whether to approve or refuse the new domain names. 7.10 Except where Licensor is stated in this clause to be entitled to withhold consent or consider whether to approve or refuse such request, the presumption under clause 7 shall be in favour of use of new trade marks and domain names directly connected to the Sky Bet Brands or the Betting and Gaming Activities (including for Entertainment Gaming Activities product names). Licensee shall give Licensor full details of the manner and style of use of such items, and the applicable Licensed Activities they will be used in connection with at the time of submitting an approval request to the Licensor. 7.11 If the Licensor agrees to the Lic;:ensee's use of the requested additional trade marks or additional domain names, then such trade marks and domain names shall be automatically incorporated into this Agreement as part of the Licensor IPR and become part of the licence grant under it. 7.12 All registration and maintenance activities shall be done in the name of Licensor as the owner and licensor of such trade marks, domain names and security certificates, all new Additional Trade Marks and Additional Domain Names shall be treated as, and shall become, Trade Marks and Domain Names under this Agreement. 7.13 Licensor shall have full discretion to select local counsel with the responsibility for registering and maintaining the Trade.Marks and Domain Names. _i X\:i:· 1/3900711 22

7.14 Licensor shall pay the costs associated with the registration, maintenance and renewal of the Trade Marks, Domain Names and security certificates for those Domain Names, but then shall invoice, and be promptly reimbursed in full by Licensee (no later tha days after the date of issue of the invoice from the Licensor) for the actual out-of pocket costs reasonably incurred and paid by Licensor to any external legal advisers, trade mark and domain name registries and security certificate service providers, in connection with such activities under this Agreement. 8 BRAND PROTECTION 8.1 Licensee shall at all times during the Term and, subject to clause 4.3, shall ensure that its Sub-licensees and subcontractors shall: 8.1.1 comply with the latest Brand Guidelines and BSkyB corporate values as notified by Licensor to Licensee from time to time. Licensor acknowledges that it shall not be entitled to update the BSkyB Brand Guidelines or corporate values in such a way that would render the use of the Licensor IPR impermissible for the Licensed Activities or would have a material adverse effect on the Licensed Activities. Licensor will provide Licensee with any updates to the Brand Guidelines or BSkyB corporate values from time to time. Where reasonably practical, the Licensee will be permitted a reasonable time from such notifications by Licensor to plan for and incorporate any relevant changes in the Licensee business; 8.1.2 not intentionally do anything which would damage or bring into disrepute the Licensor IPR I the SKY name or BSkyB's reputation or infringe the rights of any third party; 8.1.3 not acquire any right, title or interest in the Licensor IPR or the goodwill attaching to the Licensor IPR and shall not make any representation or do any act which may be taken to indicate that it has such rights (except for the right to use the Licensor IPR in accordance with the provisions of this Agreement); 8.1.4 promptly take all steps that may be reasonably necessary according to Applicable Laws of the Territory to protect the SKY name and the Licensor IPR (in each case as instructed by Licensor in writing, including making applications to the relevant official bodies in the Territory for either the registration of this Agreement as a licence or the registration of Sub-licensees as registered users of the Trade Marks). The Licensee agrees that Licensor shall be permitted to cancel such registrations on termination of this Agreement and Licensee shall at Licensor's request execute and deliver to Licensor documents which enable Licensor to do so, and shall procure that its Sub licensees do so; 8.1.5 not conduct Licensed Activities using the Licensor IPR outside the Territory; 8.1.6 promptly provide Licensor: (i) at Licensee's own cost and expense to the extent that it relates to the Licensor IPR; and (ii) at Licensor's cost to the extent that it relates to the other Licensor Intellectual Property Rights, in each case with any reasonably requested assistance or information to protect or defend the Licensor brand and the Licensor IPR (including information and materials relating to the advertising, marketing, history, and/or audience for, the Licensed Activities and the use of the Licensor IPR); 8.1.7 not use the Licensor IPR in connection with any other Intellectual Property Rights or domain names owned by a third party. Except with Material Competitors, this restriction shall not prevent Licensee from associating Licensor IPRs with third party marks/brands for promotional, marketing or sponsorship purposes provided the Brand Guidelines are complied with. For clarity, this clause shall not prevent the Licensee from entering into agreements with Material Competitors in the ordinary course of business, provided that such agreements are not Restricted Agreements; 8.1.8 not create combination or composite marks of SKY plus another brand owned by a third party. Except wi h Material Comp(3titors, this restriction shall not prevent ... :.. • ,, • ; .. P• 1/3900711 23

Licensee from associating Licensor IPR with third party marks/brands for promotional, marketing or sponsorship purposes provided the Brand Guidelines are complied with. For clarity, this clause shall not prevent the Licensee from entering into agreements with Material Competitors in the ordinary course of business, provided that such agreements are not Restricted Agreements; 8.1.9 not use the Licensor IPR in a way which is reasonably likely to damage the Licensor IPR or the SKY brand, including through: (i) undertaking any ambush marketing implying any unauthorised association by Licensee with a sporting or other event; (ii) by entering into any form of sponsorship or marketing arrangement with a league or other body which breaks away from a league or other competition with which Licensor has a broadcast/media or other partnership; or (iii) bringing or defending of any Infringement proceedings in connection with the use by an Existing Licensee or the Licensee of the Licensor IPR or the SKY brand other than in accordance with clause 9.2. This clause 8.1.9 shall not prevent Licensee from entering into agreements with such a league or body as reasonably necessary to enable Licensee to provide Betting, Gaming and Entertainment Games in connection with the activities of the league or body in the ordinary course of Licensee's business; 8.1.10 not register, apply to register or authorise a third party to apply to register, itself as the owner of any Intellectual Property Rights bearing the SKY name, any Licensor IPR, or any similar or derivative Intellectual Property Rights or domain names; 8.1.11 not do, or cause to be done, any act or thing contesting or in any way impairing or tending to impair the validity, value or goodwill inherent in the Licensor IPR (or assist any third party to do so); 8.1.12 not authorise, suffer or permit any Encumbrance to be placed over the Licensor IPR (other than borrowing on a commercial basis using the existence of this Agreement as collateral); 8.1.13 not use the Licensor IPR to conduct Licensed Activities in any part of the Territory which is unregulated in respect of betting and gaming activities; 8.1.14 promptly notify Licensor of any actual, potential or alleged infringements of Licensor IPR and third party claims or actions relating to the Licensor IPR Licensee becomes aware of; 8.1.15 if Licensor: (i) is no longer a shareholder of Licensee and no longer has a right to appoint a director of Licensee; and (ii) has reasonable grounds for suspecting that Licensor is in material breach of this Agreement, Licensee shall (not more than once per calendar year) permit Licensor, and its representatives, to enter Licensee's premises and review its books and records solely for the purposes of assessing Licensee's compliance with this Agreement. Any such inspections will be subject at all times to Licensor having reasonable and documented grounds for its suspicions, with any investigations to be conducted in a way that minimises business disruption; 8.1.16 promptly take such steps as the Licensor directs to remedy any act or omission by Licensee, Sub-licensees and subcontractors that constitutes a breach of this Agreement; 8.1.17 promptly place the following specified trademark notice (and such other notice as the Licensor may from time to time reasonably require) on all Advertising Materials which include the Licensor IPR, and such other places as Licensor and Licensee shall reasonably agree to provide sufficient notice to third parties in respect of Licensor being the owner of the Licensor IPR: The Sky trademarks are owned by the Sky Pic group of companies and are used under licence; and 8.1.18 act in good faith to agree to alter and/or update the Licensor IPR licensed under this Agreement if following the Commencement Date Licensor decides from time to time to alter and/o.r update the. SKY brand provided that: (i) the Licensor shalt.give the /13900711 24

Licensee reasonable notice of any proposed alteration or update of the Licensor IPR; and (ii) the Licensor shall give the Licensee a reasonable time period within which to implement such alteration or update having regard to the practicalities and costs associated with the alteration or upgrade. 9 INFRINGEMENTS AND DEFENCES 9.1 Licensee and any Sub-licensees shall promptly _notify Licensor as soon as they become aware of any Infringement. 9.2 Subject to clause 9.3 and 9.4, Licensor and Licensee shall make a joint decision in relation to bringing or defending any Infringements in connection with the Licensor IPR. Licensor's third party costs and expenses, and damages in connection with such action shall be shared equally with Licensee. 9.3 Licensor shall have the right to take action in its sole name, or in Licensor's and Licensee's joint names, in Infringement actions or defences in circumstances where Licensee does not wish to participate if Licensor believes, in its reasonable opinion, that failing to take action would damage the SKY brand and/or the Licensor IPR. Licensee shall provide any Licensor required information and assistance in connection with any actions brought under this clause, provided that Licensor meets any third party costs and expenses incurred by the Licensee in connection with the provision of that information or assistance requested by the Licensor. Licensor shall bear its third party costs and expenses and shall retain any damages in connection with such action. 9.4 Licensee shall have the right to take action in its sole name in Infringement actions or defences in circumstances where Licensor does not wish to participate, but Licensor retains a power of veto to Licensee bringing or defending Infringement actions if the action would, in Licensor's reasonable opinion, damage the Licensor brand. Licensor shall provide any Licensee required information and assistance in connection with any actions brought under this clause, provided that Licensee meets any third party costs and expenses incurred by the Licensor in connection with the provision of that information or assistance requested by the Licensee, Licensee shall bear its third party costs and expenses and shall retain any damages in connection with such action. 9.5 Save for actions required in order for the Licensor to enable the Licensee to take or defend action as provided for in this· clause 9, nothing in this Agreement shall require Licensor to take any action in respect of Infringements. 9.6 Following a final non-appealable ruling from a court of competent authority, upon Licensor's request and solely to the extent required by that ruling, Licensee shall as soon as reasonably practicable, but not later than the time required under the relevant ruling, cease using the Licensor IPR for any Licensed Activity which Licensor reasonably believes infringes a third party's rights. 10 QUALITY 10.1 Licensee and all Sub-licensees and subcontractors shall comply with the quality standards and specifications of Licensor provided in writing from time to time with respect to conducting the Licensed Activities. 10.2 Licensee shall ensure that the Licensed Activities comply with all Applicable Laws (including in any regulated market) and shall, to the extent required by law, promptly cease to operate in any part of the Territory where it ceases to hold the necessary regulatory licences until such time as it obtains the necessary regulatory licences. 10.3 Licensee shall produce, operate, advertise and promote the Licensed Activities in a manner designed to maintain the high quality of the Licensor IPR, and its associated goodwill. If, in the reasonable opinion of Licensor, any of the Licensed Activities or Advertising Materials including the Licensor IPR are not of the quality required under this Agreement, or do not materially comply with the Brand Guidelines,_ or the specifications and':standards issued by Licensor, then Licensor may notify Licens'ee in writing of this //3900711 25 giving reasonable details of the issues and requesting Licensee, Sub-licensee and subcontractors to correct the relevant items within a period of days. The written notice shall set forth sufficient details to enable Licensee, Sub-licensee and subcontractors to identify icensor's issues and to correct them. 10.4 The Parties shall keep each other informed of any evidence of customer confusion that BSkyB is the operator of the Licensed Activities or any other relevant problems related to the Licensee, subcontractor or Sub-licensee use of the Licensor IPR in the Territory and cooperate with any Licensor proposed remedial actions such as changes to branding and product presentation. 11 REVIEW MEETINGS 11.1 SlAG (representing Licensor) and Licensee will meet every-months at an agreed time at Licensee's head offices to discuss and review the Licensed Activities conducted by Licensee and Sub-licensees using the Licensor IPR, brand positioning and marketing strategy for the precmonths and proposed Licensee and Sub-licensees activities for the next months, and other relevant matters. Each Party shall travel to and attend such meetings at its own cost and expense. Licensor may at its discretion call additional meetings on giving reasonable notice to Licensee. 11.2 At each such meeting, and from time to time upon Licensor's request, Licensee shall provide Licensor with reasonable information and documentation relating to its exploitation of the SKY name (including representative samples of all Advertising Materials using the Licensor IPR for the previous-months). 12 TERM AND TERMINATION 12.1 Subject to earlier termination or extension in accordance with this clause 12, this agreement shall commence on the Commencement Date and continue for a period of ("Initial Term"). 12.2 No later than twelve (12) months prior to the expiry of the Initial Term the Parties will meet at an agreed location and time to commence negotiations to agree an extension of the term of the Agreement beyond the Initial Term, and the revised Royalty for such extended term. Neither Party shall be under any obligation to agree an extended term, but shall use reasonable endeavours to do so. 12.3 Subject to clauses 12.4, 12.5 and 12.6, Licensor shall have the right to terminate this Agreement immediately upon written notice to Licensee in the following circumstances: 12.3.1 If Licensee uses the brand for non-Licensed Activities (and such use is not ceased within sixty (60) days of notice from Licensor); 12.3.2 If Licensee fails to comply with any of the Brand Protection provisions in clause 8 of this Agreement and fails to correct this non-compliance within sixty (60) days of notice from Licensor); 12.3.3 If Licensee suffers an Insolvency Event; 12.3.4 If Licensee loses the right to operate in the Territory or part thereof (including as a consequence of breach of Applicable Laws in relation to Betting and Gaming); 12.3.5 If Licensee fails to pay the Royalty on time and then fails to make payment within sixty (60) days of notice from Licensor; or 12.3.6 If a Restricted Event occurs. If Licensor no longer has the right to appoint a director of the Licensee's board of directors, Licensee shall provide Licensor with written notice of any event that might be reasonably likely to be regarded as a Restricted Event (i) within 30 days of the date on which the board of directors of the Licensee or its Affiliates ("Board") has approved the relevant event; or (ii) if such Restricted Event is to be implemented less than thirty (30) Busines Days after it is proposed _to the ·4:/. · 1/3900711 26

Board, at least ten (10) Business Days before the proposed Restricted Event is to be implemented. The written notice shall set out reasonable details of the Restricted E:vent proposed. 12.4 Subject to clause 12.6, the Licensor's right to terminate this Agreement under clause 12.4 and the territorial effect of that termination right is subject to the following: 12.4.1 except where Licensee suffers an Insolvency Event, the escalation procedure for breach of the Licence in clause 18 has first been complied with and, following completion of the steps within the timeline required by that procedure: (a) the relevant breach remains unremedied; or (b) for a termination event identified in clause 12.3.4 or 12.3.6 the relevant termination event has not been resolved; 12.4.2 termination shall relate only to the country in which the breach occurred or to which the termination event relates unless either the relevant breach or termination event does not relate to any particular country (for instance there is a failure by Licensee to pay the Royalty, or Licensee suffers an Insolvency Event) or the impact of that breach or termination event affects or constitutes a breach in other countries too in which case termination shall relate to those other countries: 12.5 Licensor shall be entitled to terminate the whole Agreement (and not just terminate the Agreement in relation to a particular country) and shall not be required to comply with the escalation procedure if the following occurs: 12.5.1 a Transfer to a Material Competitor or Inappropriate Party; 12.5.2 a Sale to a Material Competitor or Inappropriate Party; or 12.5.3 the entry into by Licensee or any Affiliate of a legal partnership or joint-venture arrangement with a Material Competitor or Inappropriate Party. 12.6 Licensor acknowledges that it does not have rights to terminate the Agreement in respect of: 12.6.1 Force Majeure events affecting the Licensee (other than in respect of failing to comply with Brand Protection provisions in clause 8 of this Agreement); 12.6.2 loss of the right to operate by the Licensee (other than where the loss of the right to operate is within Licensee's control); or 12.6.3 change of Control of the Licensee (other than in relation to a Restricted Event). 12.7 Licensee shall have the right to terminate this Agreement immediately upon written notice to Licensor: 12.7.1 if there has been material diminution of the SKY name in the Territory which has had or is reasonably likely to have a material negative effect on its or its Affiliates' businesses; or 12.7.2 if Licensor commits a material breach of its obligations under this Agreement (and in the case of a breach capable of rectification shall have failed to rectify the same within thirty (30) Business Days after notice has been given to it requiring such rectification). - -·, .. #3900711 27

12.8.2 12.9 On termination or expiry of this Agreement for whatever reason Licensee shall within a period of six (6) months from the effective termination date: 12.9.1 cease all use of the Licensor IPR (including the email addresses mentioned in clause3.8) and remove from any websites and premises any signs or other material bearing it; 12.9.2 destroy any materials including the Licensor IPR and/or Know-How; 12.9.3 assign any rights it may have acquired in the Licensor IPR, or connected rights and goodwill, to Licensor free-of-charge; and 12.9.4 change its, and procure the change of its Affiliates', company names and email addresses if they include the name SKY. 12.10 Termination of this Agreement for whatever reason shall not affect the accrued rights or remedies of the Parties arising in any way out of this Agreement or any breach or antecedent breach as at the date of termination. 12.11 The following provisions shall survive termination or expiry of this Agreement: 1, 2, 6 (in relation to any sums which are due but outstanding as at the effective date of termination or expiry), 7.1 - 7.3, 9 (in relation to any sums which are due but outstanding, and in relation to the requirement of each party to inform and assist the other during ongoing actions as at the effective date of termination or expiry), 12.8-12.11, 13-18, and any . other provision which is intended to survive termination or expiry. 13 THIRD PARTY CLAIMS 13.1 Licensor shall not be responsible to Licensee under this Agreement if any element of Licensor IPR can no longer be used by Licensee or its Sub-licensees or subcontractors in connection with the Licensed Activities during the Term ("Affected Element") as a consequence of a final non-appealable ruling from a court of competent authority in the relevant part of the Territory restraining the use of the Affected Element (which has been dealt with in accordance with the procedures described in clause 9 of this Licence) as Licensor may reasonably notify Licensee from time to time, and Licensor shall, following a final non-appealable ruling from a court of competent authority, have the right to remove such Affected Element from the scope of this Agreement, without cost to Licensor or liability to Licensee, on notice to Licensee from time to time. 14 LIABILITY 14.1 Neither Party shall be liable to the other for any loss of profit, business, revenue or opportunity (howsoever arising). 14.2 Except in connection with any indemnity, no Party shall be liable to the others for any consequential or indirect loss or damage (howsoever arising). 14.3 Clauses 14.1 and 14.2 shall not limit or exclude: 14.3.1 any Party's liability for death or personal injury caused by negligence, or for fraudulent misrepresentation; or 14.3.2 any Party's liability to the extent that such limitation or exclusion is not permitted by Applicable Laws; 113900711 28

14.4 Licensee shall be fully and solely responsible and liable for conducting the Licensed Activities (including any breach of Applicable Laws, regulations, licence requirements and product liability claims). 14.5 Licensee shall indemnify, defend and hold harmless Licensor and BSkyB against any Losses they may suffer in connection with Licensee's, its Sub-licensees' and subcontractors', conduct of the Licensed Activities, use of the Licensor IPR, breach of this Agreement (including any third party or government or regulator claim that may be brought), and any defect (whether obvious or hidden) in the services or promotional items Licensee, its Sub-licensees and subcontractors provide using the Licensor IPR (including any Advertising Materials). 15 MISCELLANEOUS Announcements 15.1 rema1mng provisions of this clause 15.1, no Party shall release any relating to this Agreement unless the form and content of such Subject to the announcement announcement or circular have been submitted to, and agreed by, the other Parties. Nothing in this clause 15.1 shall prohibit any Party from making any announcement or despatching any circular as required by law or the rules of the UK Listing Authority or of the London Stock Exchange or any other regulatory body. · 15.2 Licensee shall at Licensor's request supply such information and reports concerning any Associated Company as may be required by Licensor to comply with any applicable law or regulation or the rules of the UK Listing Authority or the London Stock Exchange as to any continuing obligations or circular to be published by Licensor or any announcement required to be made in relation to this Agreement or any matter contemplated by it. Confidentiality 15.3 Each Party undertakes to the other that, subject to clause 15.4, unless the prior written consent of the other Parties shall first have been obtained it shall, and shall procure that its officers, employees, advisers and agents shall keep confidential and shall not by failure to exercise due care or otherwise by any act or omission disclose to any person whatever, or use or exploit commercially for its or their own purposes, any of the Confidential Information of the other Parties. For the purposes of this clause 15.3, "Confidential Information" is the contents of this Agreement and any other agreement or arrangement contemplated by this Agreement and: 15.3.1 Know-how and information of whatever nature concerning the business, finances, assets, liabilities, dealings, transactions, know-how, customers, suppliers, processes or affairs of the other Parties, or their Affiliates from time to time; and 15.3.2 any information which is expressly indicated to be confidential in relation to the Party disclosing it (or in relation to any of its group undertakings from time to time); which any Party may from time to time receive or obtain (verbally or in writing or in disk or electronic form) from any other Party as a result of negotiating, entering into, or performing its obligations pursuant to this Agreement. 15.4 The consent referred to in clause 15.3 shall not be required for disclosure by a Party of any Confidential Information: 15.4.1 to its officers, employees, advisers and agents, in each case, as may be contemplated by this Agreement or, to the extent required to enable such Party to carry out its obligations under this Agreement and who shall in each case be made aware by such Party of its obligations under this clause and provided such Parties are under a duty of confidentiality on substantially the same terms as are contained in clause 15.3; #3900711 29

15.4.2 subject to clause 15.5, to the extent required by applicable law or by the regulations of any stock exchange or regulatory authority to which such Party is or may become subject or pursuant to any order of court or other competent authority or tribunal; 15.4.3 to lending banks, financial institutions or any other funding or prospective funding (whether debt or equity) parties of either Party or any of its Affiliates or arrangers of such funding (or their respective Affiliates) or rating agencies engaged by or on behalf of either Party, together with their directors, officers and advisers provided such Parties are under a duty of confidentiality on substantially the same terms as are contained in clause 15.3; 15.4.4 made to a bona fide third party purchaser or prospective purchaser of any shares in or assets of either Party, together with their directors, officers and advisers provided such parties are under a duty of confidentiality on substantially the same terms as this clause 15.3; 15.4.5 to the extent that the relevant Confidential Information is in the public domain otherwise than by breach of this Agreement by any Party; 15.4.6 which is disclosed to such Party by a third party who is not in breach of any undertaking or duty as to confidentiality whether express or implied; 15.4.7 which that Party can prove that it lawfully possessed prior to obtaining it from another; 15.4.8 to any professional advisers to the disclosing party who are bound to the disclosing party by a duty of confidence which applies to any information disclosed; or 15.4.9 to any other Party to this Agreement or pursuant to its terms, provided that nothing in this clause 15 shall permit Licensee to disclose Confidential Information to a Material Competitor for any reason. 15.5 If a Party becomes required, in circumstances contemplated by clause 15.4.2, to disclose any information such Party shall (save to the extent prohibited by law) give to the other Parties such notice as is practical in the circumstances of such disclosure and shall co-operate with the other Parties, having due regard to the other Parties' views, and take such steps as the other Parties may reasonably require in order to enable it to mitigate the effects of, or avoid the requirements for, any such disclosure. No partnership 15.6 Nothing in the Agreement or in any document referred to in it shall constitute any of the Parties a partner or joint-venturer of any other, nor shall the execution, completion and implementation of this Agreement confer on any Party any power to bind or impose any obligations to any third parties on any other Party or to pledge the credit of any other Party. Assignment 15.7 This Agreement shall be binding on and be for the benefit of the successors and personal representatives of the Parties and, except as provided otherwise in this Agreement, Licensee may not assign its rights under this Agreement since the rights granted to Licensee are personal in nature. Third party rights 15.8 No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement. 113900711 30

Entire agreement 15.9 Each of the Parties to this Agreement confirms on behalf of itself and its Associated Companies that this Agreement, represents the entire understanding, and constitutes the whole agreement, in relation to its subject matter and supersedes any previous agreement between the Parties with respect thereto and, without prejudice to the generality of the foregoing, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing. 15.10 Each Party confirms on behalf of itself and its Associated Companies that: 15.10.1 in entering into this Agreement it has not relied on any representation, warranty, assurance, covenant, indemnity, undertaking or commitment which is not expressly set out in this Agreement or the documents in the agreed terms; and 15.10.2 in any event, without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement, the only rights or remedies in relation to any representation, warranty, assurance, covenant, indemnity, undertaking or commitment given or action taken in connection with this Agreement are those pursuant to this Agreement, and no Party has any other right or remedy (whether by way of a claim for contribution or otherwise) in tort (including negligence) or for misrepresentation (whether negligent or otherwise, and whether made prior to, or in, this Agreement). Unenforceable provisions. 15.11 If any provision or part of this Agreement is void or unenforceable due to any Applicable Law, it shall be deemed to be deleted and the remaining provisions of this Agreement shall continue in full force and effect. Waiver 15.12 The rights and remedies of the Parties shall not be affected by any failure to exercise or delay in exercising any right or remedy or by the giving of any indulgence by any other Parties or by anything whatsoever except a specific waiver or release in writing and any such waiver or release shall not prejudice or affect any other rights or remedies of the Parties. No single or partial exercise of any right or remedy shall prevent any further or other exercise thereof or the exercise of any other right or remedy. Variation 15.13 No variation of this Agreement shall be valid unless it is in writing (which, for this purpose, does not include email) and signed by or on behalf of each of the Parties. The expression "variation" includes any variation, supplement, deletion or replacement however effected. Counterparts 15.14 This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original but all the counterparts together constitute one instrument. Costs 15.15 Except as expressly set out in this Agreement the Parties shall pay their own costs in connection with the preparation, negotiation and implementation of this Agreement and any matter or agreement contemplated by it. Further assurances 15.16 Each Party shall (and shall procure that its Associated Companies shall) at the request of the other Party from time to time after the Commencement Date execute all such 113900711 31 deeds and documents and do all such things as the requesting Party may reasonably require for the purpose of giving full effect to this Agreement. 16 NOTICES 16.1 A notice (including any approval, consent or other communication) in connection with this Agreement: 16.1.1 must be in writing; 16.1.2 must be left at or delivered by courier to the address of the addressee or sent by pre paid first class post (airmail if posted to or from a place outside the United Kingdom) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified in this clause in relation to the Party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address in the United Kingdom or facsimile number or marked or the attention of such other person, as the relevant Party may from time to time specify by notice given in accordance with this clause. The relevant details for the Parties at the date of this Agreement are: Licensor Address: Sky International AG, Dammstrasse 19, Zug, Canton Zug, Switzerland, CH-6301 Facsimile: +41 41 723 2300 Attention: Licensee Address: Director of Intellectual Property Cyan Blue IPCO Limited, 1 Le Truchot, St Peter Port, Guernsey, GY1 1WD, Channel Islands Attention: With copy to: General Counsel Address: Sky Betting & Gaming, 2 Wellington Place, Leeds, West Yorkshire, LS1 4A General Counsel Attention: 16.1.3 must not be sent by electronic mail. 16.2 In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with clause 16.3. 16.3 Subject to clause 16.4, a notice is deemed to be received: 16.3.1 in the case of a notice left at the address of the addressee, upon delivery at that address; 16.3.2 in the case of a posted letter, on the third day after posting or, if posted to or from a place outside the United Kingdom, the seventh day after posting; and 16.3.3 in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in· its entirety to the facsimile number of the recipient. 16.4 A notice received or deemed to be received in accordance with clause 16.1 above on a day which is not a Business Day, or after 5pm on any Business Day, shall be deemed to be received on the next following Business Day. 113900711 32

17 GOVERNING LAW 17.1 This Agreement and any Dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual Disputes or claims) shall be governed by and construed in accordance with English law. 17.2 Subject to Clause 18 each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any Dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims). 17.3 Each Party irrevocably waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum, or to claim that those Courts do not  have jurisdiction. 18 DISPUTE RESOLUTION 18.1 A Party wishing to raise a Dispute shall provide written notice (an Escalation Notice) to the Licensor Manager or the Licensee Manager (as applicable) or, if they are not available, their appointed alternates. The Escalation Notice shall include a detailed description of the Dispute and any steps taken by the Parties to resolve it. 18.2 The Relationship Managers (or their appointed alternates) shall attempt in good faith to resolve the Dispute within-Business Days from, and including, the day on which they received the Escalation Notice. 18.3 If the Relationship Managers (or their appointed alternates) fail to resolve the accordance with clause 1.8.2, then for Licensee and sensor or, if either shall refer the LJI"uu•.c no those roles, the individuals who perform the same role for the Licensee or Cyan (or, if they are not available, their ed alternates) who shall attempt in good faith to resolve the Dispute within - referred to them. Business Days from, and including, the date on which it was 18.3.1 a n -(or their replacements or appointed alternates) fail to resolve the arties shall attempt to resolve the Dispute by mediation, in accordance with the Centre for Effective Dispute Resolution (CEDR) Mediation Model Procedure, which is incorporated by reference into this clause 18.3.1. Unless otherwise agreed by the Parties, the mediator shall be nominated by CEDR. To initiate a mediation, either Party shall provide a written notice requesting a mediation (a Mediation Notice) to the other Party. A copy of the Mediation Notice shall be provided to CEDR. Subject to any direction to the contrary by CEDR or as otherwise agreed by the Parties in writing, the mediation shall commence within Business Days from, and including, the date of the Mediation Notice and it is intended shall be completed wit h in-Business Days from, and including, the date on which the mediation commenced. - 18.4 Neither party may bring any proceedings under clause 17.2 in relation to any Dispute until the procedures set out in clauses 18.1 to 18.4 have been followed (except to obtain injunctive relief). 18.5 Without prejudice to any other rights or remedies that Licensor may have, Licensee acknowledges and agrees that damages alone would not be an adequate remedy for any breach of the terms of this Agreement by Licensee. Accordingly, Licensor shall be entitled to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Agreement, and, notwithstanding the other requirements of clause 17 may bring actions seeking injunctive relief in any courts of competent jurisdiction. 113900711 33

IN WITNESS of which the Parties have executed this Agreement on the date first mentioned above. SIGNED by Andrew Criffith duly authorised for and on behalf of SKY PLC SIGNED by Chris Taylor duly authorised for and on behalf of SKY UK LIMITED SIGNED by CELIA PENDERY duly authorised for and on behalf of SKY INTERNATIONAL AG SIGNED by MICHAEL CHRISTODOULOU duly authorised for and on behalf of SKY INTERNATIONAL AG SIGNED by Anil Jhinga duly authorised for and on behalf of SKY ITALIAN HOLDINGS S.P.A. Page 34

IN WITNESS of which the Parties have executed this Agreement on the date first mentioned above. SIGNED by ) ) duly authorised for and on behalf of SKY PLC SIGNED by duly authorised for and on behalf of SKY UK LIMITED SIGNED by CELIA PENDERY duly authorised for and on behalf of SKY INTERNATIONAL AG ) ) SIGNED by MICHAEL CHRISTODOULOU duly authorised for and on behalf of SKY INTERNATIONAL AG  SIGNED by duly authorised for and on behalf of SKY ITALlAN HOLDINGS S.P.A. Page 34 113900711

) ) ) ) ) SIGNED by duly authorised for and on behalf of CYAN BLUE IPCO LIMITED N Walker NICOLA WALKER DIRECTOR Page 35

SCHEDULE 1 Relevant Trade Marks . trademark Country Application No. Application Date Registration No. Registration Date Case Status Classes Applicant 1 Registered 09;16;28; 35;36; 38;41;42;45 B European Community ' . United Kingdom Filed 09,16,28,35,36,38, 41,42,45 Registered 09;36;41 United Kingdom • Registered 09;36;41 United Kingdom United Kingdom Registered 09;38;41 Registered 09; 16;28;35;36; 38;41;42;45 $ European Community European Community 1 Filed 09;16;28;35;36; 38;41;42;45 I j European I I / I Filed 09;16;28;35;36; 36 l l

,. \ -Registered -European ---Registered - - - - - - --- Registered - - - -Registered 37 Community 38;41;42;45 European Community - - 09; 16; 28; 35; 36; 38;41;42;45 Community - - - - Registered 25 United Kingdom - 09; 16; 18; 28; 35; 36; 38;41 United Kingdom Registered 35 Ireland Registered 09; 16; 18; 28; 35; 36; 38;41 European Community - Registered 09; 16; 28; 35; 36; 38;41;42;45 United Kingdom Filed 09; 16; 28; 35; 36; 38;41;42;45 United - 09;38;41 Kingdom Ireland Registered 09;38;41 United 09; 16; 18; 25; 28;

,. r: ---- - - ;-European - 9; 16; 28; 35; 36; Community - Kingdom - Kingdom - Kingdom 38 Kingdom European Community European Community European Community - - Registered 35;36;38;41 41 Registered 41 Filed 9; 16; 28; 35; 36; 38;41;42;45 Community - Filed 9; 16; 28; 35; 36; 38;41;42;45 European Community European - United - United - United - Filed Filed 9; 16; 28; 35; 36; 38;41;42;45 38;41;42;45 Filed 9; 16; 28; 35; 36; 38;41;42;45 Filed 9; 16; 28; 35; 36; 38;41;42;45 Filed 9; 16; 28; 35; 36; 38;41;42;45

- - United - - Kingdom --- Kingdom Kingdom 39 Filed 9; 16; 28; 35; 36; 38;41;42;45 Kingdom United - United - United .. 9; 16; 28; 35; 36; 38;41;42;45 Filed Filed I 9; 16; 28; 35; 36; 38;41;42;45 Registered 09,36,41

SCHEDULE 2 Domain Names Domain Name Registration Date Registry Expiry Registrant Date 27 October 2014 27 October 2015 27 October 2014 27 October 2015 27 October 2014 27 October 2015 27 October 2014 27 October 2015 27 October 2014 27 October 2015 01 February 2007 31 January 2015 01 February 2007 01 February 2015 12 December 2011 12 December 2015 01 February 2007 01 February 2015 01 February 2007 01 February 2016 01 February 2007 01 February 2016 01 February 2007 01 February 2015 11 February 2010 11 February 2016 11 February 2010 11 February 2016 11 February 2010 11 February 2016 11 February 2010 11 February 2016 11 February 2010 11 February 2016 11 February 2010 11 February 2016 04 October 2005 04 October 2015 04 October 2005 04 October 2015 04 October 2005 04 October 2015 04 October 2005 04 October 2015 04 October 2005 04 October 2015 04 October 2005 04 October 2015 07 September 2006 06 September 2015 07 September 2006 07 September 2015 07 September 2006 07 September 2015 07 September 2006 30 September 2015 07 September 2006 07 September 2015 07 September 2006 07 September 2015 07 September 2006 07 September 2015 07 September 2006 07 September 2015 26 August 2009 26 August 2015 26 August 2009 26 August 2015 26 August 2009 31 August 2015 26 August 2009 26 August 2015 26 August 2009 26 August 2015 26 August 2009 26 August 2015

26 August 2009 26 August 2015 11 January 2012 27 April 2016 11 September 2014 11 September 2015 29 October 2004 28 October 2015 12 November 2014 12 November 2015 29 March 2014 28 March 2015 01 October 2004 11 August 2015 12 October 1998 12 October 2015 12 October 1998 22 September 2023 22 August 2005 30 April 2015 05 June 2006 30 June 2015 31 October 2004 31-10 2015 18 September 2003 18 September 2015 01 October 2004 20 July 2015 23 August 2002 23 August 2015 31 October 2004 30-10-2015 9 September 2014 9 September 2015 9 September 2014 9 September 2015 12 June 2006 12 June 2015 12 October 1998 11 October 2015 29 September 2011 29 September 2015 09 July 2002 09 July 2016 07 June 2002 07 June 2018 10 June 2014 10 June 2016 24 October 2007 24 October 2015 24 October 2007 24 October 2015 24 October 2007 24 October 2015 24 October 2007 24 October 2015 24 October 2007 24 October 2015 18 December 2012 18 December 2015 31 January 2006 31 January 2016 31 January 2006 31 January 2015 31 January 2006 31 January 2015 02 December 2010 24 July 2016 24July 2002 24 July 2015 02 May 2007 31 May 2015 02 May 2007 02 May 2015 02 May 2007 02 May 2015 02 May 2007 02 May 2016 02 May 2007 02 May 2015 07 May 2004 06 May 2015 06 May 2004 06 May 2016 29 October 2001 29 October 2015

07 May 2004 07 May 2016 26 September 2006 26 September 2015 07 May 2004 07 May 2015 07 May 2004 07 May 2015 05 May 2004 05 May 2016 13 July 2009 14 July 2015 14 July 2009 14 July 2015 14 July 2009 14 July 2015 14 July 2009 14 July 2015 27 April 2009 27 April 2015 27 April 2009 27 April 2015 27 April 2009 27 April 2015 27 April 2009 27 April 2015 01 April2003 01 April 2015 01 April 2003 04 July 2015 01 April 2003 01 April 2015 01 May 2003 01 May 2016 18 December 2002 18 December 2015 18 December 2002 18 December 2015 18 December 2002 18 December 2015 26 November 2002 26 November 2016 31 January 2006 31 January 2016 31 October 2006 31 January 2015 31 January 2006 31 January 2015 26 May 2010 26 May 2016 26 May 2010 26 May 2016 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 11 January 2013 11 January 2016 09 March 2009 09 March 2015 01 March 2009 01 July 2015 09 March 2009 31 March 2015 09 March 2009 09 March 2015 09 March 2009 09 March 2015 12 December 2003 11 December 2015 12 December 2003 12 December 2015 31 July 2003 31 July 2016 09 March 2009 31 March 2015 12 December 2003 12 December 2015

26 September 2006 26 September 2015 12 December 2003 12 December 2015 12 December 2003 12 December 2015 12 December 2003 12 December 2015 23 January 2014 24 February 2016 01 February 2004 01 February 2015 24 February 2004 24 February 2015 24 February 2004 24 February 2015 03 April 2014 03 April 2016 24 June 2008 23 June 2016 24 June 2008 24 June 2016 01 June 2008 01 June 2016 24 June 2008 30 June 2016 24 June 2008 24 June 2016 24 June 2008 24 June 2016 01 June 2008 01 June 2016 24 June 2008 24 June 2016 24 June 2008 24 June 2016 01 October 2011 01 October 2015 23 April 2006 30 April 2015 23 April 2006 30 April 2015 28 October 2003 28 October 2015 12 June 2006 12 June 2015 23 March 2009 22 March 2015 16 September 2003 15 September 2015 06 November 2002 06 November 2015 16 December 2004 16 December 2015 16 June 2006 30 June 2015 09 July 2006 31 July 2015 28 October 2003 28 October 2015 12-07-2006 20 July 2015 13 June 2003 13 June 2016 16 December 2004 16 December 2015 12 June 2006 12 June 2015 06 November 2002 06 November 2015 13 June 2003 13 June 2015 01 November 2002 01 November 2015 16 December 2004 16 December 2015 17 April 2006 30 April 2015 22 February 2008 21 April2016 22 April 2008 22 April 2016 27 April 2008 27 April2016 22 April 2008 22 April 2016

22 April2008 22 April 2016 27 April 2008 27 April 2016 27 April 2008 27 April 2016 22 April2008 22 April 2016 16 September 2004 16 September 2016 01 September 2004 01 July 2015 01 September 2004 01 September 2015 09 April2004 16 September 2015 16 January 2000 16 January 2016 01 April 2006 01 April 2015 09 May 2013 09 May 2015 14 February 2006 14 February 2015 29 December 2009 23 April 2015 3 October 2014 3 October 2016 26 September 2006 26 September 2015 14 February 2006 14 February 2015 14 February 2006 14 February 2015 31 January 2006 31 January 2015 07 August 2014 07 August 2015 18 December 2012 18 December 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 16 March 2011 16 March 2015 16 March 2011 16 March 2015 16 March 2011 31 March 2015 16 March 2011 16 March 2015 16 March 2011 16 March 2015 16 March 2011 16 March 2015 16 March 2011 16 March 2015 02 May 2007 01 May 2015 12 September 1996 11 September 2016 05 July 2007 31 July 2015 05 July 2007 31 July 2015 09 May 2013 09 May 2015 02 May 2007 02 May 2015 05 July 2007 05 July 2015 27 May 2010 20 April 2015 3 October 2014 3 October 2016 02 May 2007 02 May 2016

OS July 2007 OS July 2015 OS July 2007 OS July 2015 02 May 2007 02 May 2016 OS July 2007 OS July 2015 18 December 2012 18 December 2015 03 February 2007 03 February 2015 31 July 2013 31 July 2016 01 July 2013 01 July 2015 31 July 2013 31 July 2016 31 July 2013 31 July 2016 31 July 2013 31 July 2016 31 July 2013 31 July 2016 4 January 2012 27 April 2016 7 August 2014 7 August 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2016 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 - ... 22 October 2015 23 October 2014 23 October 2015 23 October 2014 23 October 2015 23 October 2014 23 October 2015 23 October 2014 23 October 2015 23 October 2014 23 October 2015 23 October 2014 23 October 2015 23 October 2014 23 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 23 October 2014 23 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 22 October 2014 22 October 2015 04 August 2003 04 August 2015 06 November 2006 05 November 2015 06 November 2006 06 November 2015

28 August 2003 28 August 2015 06 November 2006 30 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 10 June 2002 09 June 2016 10 November 1999 10 November 2015 01 April 2006 01 April 2015 04 October 2005 04 October 2015 10 June 2002 10 June 2016 10 February 2010 28 April 2015 3 October 2014 3 October 2016 04 October 2005 04 October 2015 04 October 2005 04 October 2015 04 October 2005 04 October 2015 12 February 2003 12 February 2016 07 August 2014 07 August 2015 06 November 2006 06 November 2015 14 February 2006 14 February 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 14 February 2006 14 February 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 18 December 2012 18 December 2015 04 January 2008 03 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 31 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016

04 January 2008 04 January 2016 14 February 2006 14 February 2016 14 February 2006 14 February 2015 14 February 2006 14 February 2015 14 February 2006 14 February 2016 14 February 2006 14 February 2015 14 February 2006 14 February 2015 14 February 2006 14 February 2016 14 February 2006 14 February 2015 14 February 2006 14 February 2015 04 August 2006 03 August 2015 04 August 2006 04 August 2016 27 September 2006 27 September 2015 04 August 2006 04 August 2015 27 September 2006 27 September 2015 04 August 2006 31 October 2015 27 September 2006 30 September 2015 04 August 2006 04 August 2015 04 August 2006 04 August 2015 04 August 2006 04 August 2015 04 August 2006 04 August 2015 27 September 2006 27 September 2015 01 April 2006 01 April 2015 06 September 2006 06 September 2015 06 September 2006 06 September 2015 06 September 2006 06 September 2015 05 March 2008 05 March 2016 05 March 2008 05 March 2016 05 March 2008 31 March 2016 05 March 2008 05 March 2016 05 March 2008 05 March 2016 05 March 2008 05 March 2016 05 March 2008 05 March 2016 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015

18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 06 November 2006 OS November 2015 07 September 2006 07 September 2015 28 August 2003 28 August 2015 07 September 2006 30 September 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 06 November 2006 06 November 2015 07 September 2006 07 September 2015 07 April 2005 07 April 2015 07 April 2005 07 April 2015 07 April 2005 07 April 2015 07 April 2005 07 April 2015 14 February 2006 14 February 2016 14 February 2006 14 February 2015 14 February 2006 14 February 2015 02 November 2006 02 November 2015 07 April 2005 07 April 2015 07 April 2005 07 April 2015 07 April 2005 07 April 2015 11 February 2010 11 February 2016 11 February 2010 11 February 2016 02 May 2007 02 May 2015 11 February 2010 11 February 2016 11 February 2010 11 February 2016 11 February 2010 11 February 2016 11 February 2010 11 February 2016 04 January 2008 03 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 31 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016, 04 January 2008 03 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 31 January 2016

04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 11 January 2012 27 April 2016 05 September 2006 04 September 2015 05 September 2006 05 September 2015 01 September 2006 01 September 2015 05 September 2006 30 September 2015 05 September 2006 05 September 2015 01 September 2006 01 September 2015 05 September 2006 05 September 2015 23 October 2014 23 October 2015 23 October 2014 23 October 2015 7 August 2014 7 August 2015 3 October 2014 3 October 2016 3 October 2014 3 October 2016 04 January 2008 03 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 31 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 04 January 2008 04 January 2016 25 February 2010 21 April 2016 19 November 2010 14 August 2015 26 February 2001 26 February 2016 07 April 2006 30 April 2015 05 October 2005 05 October 2015 17 September 2003 17 September 2015 29 December 2009 23 April 2015 3 October 2014 3 October 2016 26 September 2006 26 September 2015 06 July 2009 14 August 2015 22 April2004 22 April 2015 14 August 2002 14 August 2015 10 June 2014 10 June 2016 07 August 2014 07 August 2015 16 October 2010 10 December 2015 07 April 2006 30 April 2015

26 September 2006 26 September 2015 09 December 2004 09 December 2015 16 October 2010 10 December 2015 07 April 2006 30 April 2015 26 September 2006 26 September 2015 09 December 2004 09 December 2015 14 February 2006 14 February 2015 30 August 2011 10 December 2015 07 April 2006 30 April 2015 26 September 2006 26 September 2015 09 December 2004 09 December 2015 16 October 2010 18 December 2015 17 December 2004 17 December 2015 15 December 2004 15 December 2015 07 September 2005 07 September 2015 17 December 2004 17 December 2015 16 October 2010 18 December 2015 17 December 2004 17 December 2015 16 December 2004 16 December 2015 16 October 2010 17 December 2015 16 December 2004 16 December 2015 30 August 2011 17 December 2015 16 December 2004 16 December 2015 15 December 2004 15 December 2015 07 September 2005 07 September 2015 15 December 2004 15 December 2015 16 October 2010 16 December 2015 07 September 2005 07 September 2015 16 October 2010 16 December 2015 16 October 2010 15 December 2015 15 December 2004 15 December 2015 27 April 2009 27 April 2015 27 April 2009 27 April2015 27 April 2009 27 April 2015 27 April 2009 27 April 2015 15 December 2004 15 December 2015 16 October 2010 16 December 2015 07 September 2005 07 September 2015 16 October 2010 16 December 2015 15 December 2004 15 December 2015 19 November 2010 14 January 2016 13 January 2006 13 January 2016 07 April 2006 30 April 2015

13 January 2006 13 January 2016 26 September 2006 26 September 2015 13 January 2006 13 January 2016 13 January 2006 13 January 2016 13 January 2006 13 January 2015 06 July 2009 31 July 2015 01 August 2003 01 August 2015 06 July 2009 01 August 2015 07 April 2006 30 April 2015 01 August 2003 01 August 2015 26 September 2006 26 September 2015 22 April 2004 22 April 2015 22 April 2004 22 April 2015 01 August 2003 01 August 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 18 October 2010 18 October 2015 15 October 2010 09 December 2015 16 October 2010 10 December 2015 16 October 2010 10 December 2015 09 December 2004 09 December 2015 16 December 2004 16 December 2015 16 December 2004 16 December 2015 15 October 2010 15 December 2015 15 December 2004 15 December 2015 16 October 2010 15 December 2015 07 September 2005 07 September 2015 15 December 2004 15 December 2015 16 October2010 15 December 2015 16 October 2010 15 December 2015 15 December 2004 15 December 2015 16 December 2004 16 December 2015 16 October 2010 17 December 2015 16 December 2004 16 December 2015 30 August 2011 17 December 2015 16 December 2004 16 December 2015 15 December 2004 15 December 2015 16 October 2010 16 December 2015 07 September 2005 07 September 2015 16 October 2010 16 December 2015

16 October 2010 15 December 2015 15 December 2004 15 December 2015 16 December 2004 16 December 2015 16 October 2010 17 December 2015 16 December 2004 16 December 2015 31 August 2011 17 December 2015 16 December 2004 16 December 2015 16 December 2004 16 December 2015 16 October 2010 17 December 2015 16 December 2004 16 December 2015 16 December 2004 16 December 2015 15 December 2004 15 December 2015 07 September 2005 07 September 2015 15 December 2004 15 December 2015 16 October 2010 16 December 2015 07 September 2005 07 September 2015 16 October 2010 16 December 2015 31 August 2011 15 December 2015 15 December 2004 15 December 2015 30 August 2011 10 December 2015 09 December 2004 09 December 2015 16 October 2010 10 December 2015 09 December 2004 09 December 2015 01 February 2008 01 February 2016 27 February 2008 27 February 2016 03 June 2013 05 July 2015 02 November 2006 02 November 2015 16 October 2010 17 December 2015 16 December 2004 16 December 2015

SCHEDULE 3 Licensed Territories 53

54

SCHEDULE 4 Betting and Gaming Products 55

56

57

SCHEDULE 5 Entertainment Gaming Products 58

SCHEDULE 6 Future Product Names 59

SCHEDULE 7 Sky Games Trade Marks Image Trade Mark Country Classes App No App Date Reg No Reg Date Sub Status Status 09,28,36 Community Trademark 09,16,28,35,36,38,41,42 Ireland 09,16,28,35,36,38,41,42,45 Registered Community Trademark 60

- Registered Community - Trademark 61 09,16,28,35,36,38,41,42,45 09,16,28,35,36,38,41,42,45 09,16,28,35,36,38,41,42,45